

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 31, 2018

Barry C. Kaye
Treasurer and Chief Financial Officer
Highway 34 & Ridgewood Road
Wall Township, New Jersey 07719

> **Re:** **Coates International Ltd.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 19, 2018**
> **File No. 000-33155**

Dear Mr. Kaye:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Assistant Director
Office of Electronics & Machinery

cc: John O'Leary, Esq.